(LOGO) CHARTER BANK

March 3, 2000

MANAGEMENT'S ASSERTIONS ON COMPLIANCE WITH MINIMUM SERVICING
STANDARDS OF UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS

As of and for the year ended December 31, 1999 Charter Bank and its subsidiary, Charter Mortgage Company, have complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers.

As of and for the same period, Charter Bank had in effect fidelity bond and errors and omissions policies in the amounts of $3,000,000 and $3,000,000 respectively.


Russell Cummins
Senior Vice President
Chief Financial Officer


2130 Eubank Blvd. NE * P.O. Box 11519 * Albuquerque, New Mexico 87192-0519 505-291-3700 * Fax: 505-296-7998